Exhibit 99.1

National Energy Services Reunited Corp. Reports Fourth Quarter 2020 Financial Results

●	Revenue for the full year 2020 is $834 million, growing 27% year-over-year
●	Revenue for the fourth quarter of 2020 is $213 million, growing 15% year-over-year and decreased 2% quarter-over-quarter
●	Free cash flow (a non-GAAP measure) for the fourth quarter of 2020 is $33 million, improving $25 million over the sequential quarter and $7 million year-over-year*
●	Net Income for the fourth quarter of 2020 is $17 million, growing 344% year-over-year and 42% over the sequential quarter
●	Adjusted Net Income (a non-GAAP measure) for the fourth quarter of 2020 is $18 million*
●	Adjusted EBITDA (a non-GAAP measure) is $55 million, an increase of 6% year-over-year*
●	Diluted Earnings per Share (“EPS”) for the fourth quarter of 2020 is $0.18
●	Adjusted Diluted EPS (a non-GAAP measure) for the fourth quarter of 2020 is $0.20*

HOUSTON, February 24, 2021 – National Energy Services Reunited Corp. (“NESR” or the “Company”) (NASDAQ: NESR) (NASDAQ: NESRW), a national, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) and Asia Pacific regions, today reported its financial results for the quarter ended December 31, 2020. The Company posted the following results for the periods presented:

	Three Months Ended			Variance
(in thousands except per share amounts and percentages)	December 31, 2020	September 30, 2020	December 31, 2019	Sequential	Year-over- year

Revenue	$213,175	$218,423	$185,176	(2)%	15%
Net income	16,518	11,666	3,724	42%	344%
Adjusted net income (non-GAAP)*	18,454	14,165	18,948	30%	(3)%
Adjusted EBITDA (non-GAAP)*	54,615	55,803	51,749	(2)%	6%
Diluted EPS	0.18	0.13	0.04	38%	350%
Adjusted Diluted EPS (non-GAAP)*	0.20	0.16	0.21	25%	(5)%
Free cash flow (non-GAAP)*	33,290	8,668	26,027	24,622	7,263

*The Company presents its financial results in accordance with generally accepted accounting principles in the United States of America (“GAAP”). However, management believes that using additional non-GAAP measures will enhance the evaluation of the profitability of the Company and its ongoing operations. Please see Tables 1, 2, 3, 4, 5 and 6 below for reconciliations of GAAP to non-GAAP financial measures.

Sherif Foda, Chairman of the Board and CEO of NESR, said, “NESR delivered another solid quarter despite ongoing regional and global turbulence from the coronavirus pandemic. Commercially, our team’s focus on free cash flow and strengthening our balance sheet resulted in incremental free cash flow on both a year-over-year and sequential quarter basis. Operationally, we continue to demonstrate our core values of being the National Champion for MENA and generating In-Country value with the announcements of a well testing win in Kuwait and a partnership with a significant customer in Oman to create 600 new jobs for Omanis, respectively.”

Mr. Foda continued, “Additionally, last month, NESR participated in the 2021 Future Investment Initiative in Riyadh, Saudi Arabia, where we announced the creation of our ESG Impact Segment. The announcement highlighted NESR’s commitment to improving the industry ESG performance and delivering services that seek to mitigate climate change, enhance water management and conservation, minimize environmental waste in the industry, and provide innovative energy solutions.”

Net Income Results

Net income for the fourth quarter of 2020 is $16.5 million. Adjusted net income for the fourth quarter of 2020 is $18.5 million and includes adjustments totaling $1.9 million (collectively, “Total Charges and Credits”) mainly related to integration costs associated with the acquisition of SAPESCO in Egypt and restructuring activities. A complete list of the adjusting items and the associated reconciliation from GAAP has been provided in Table 1 below in the section entitled “Reconciliation of Net Income and Adjusted Net Income.”

The Company reported $0.18 of diluted earnings per share (“EPS”) for the fourth quarter of 2020. Adjusted for the impact of Total Charges and Credits, Adjusted Diluted EPS, a non-GAAP measure described in Table 1 below, for the fourth quarter of 2020 is $0.20.

Adjusted EBITDA Results

The Company produced Adjusted EBITDA of $54.6 million during the fourth quarter of 2020, growing 6% as compared to $51.7 million in the fourth quarter of 2019. Fourth quarter 2020 Adjusted EBITDA includes adjustments for certain Total Charges and Credits (those not related to interest, taxes, and/or depreciation and amortization) of $1.9 million. Included in our results are gains of $9.6 million on lower realized earnout payments on the recent transaction and an unfavorable non-cash charge of $3 million for end of service liabilities. The Company posted the following results for the periods presented.

(in thousands)	Quarter ended December 31, 2020	Quarter ended September 30, 2020	Quarter ended December 31, 2019
Revenue	$213,175	$218,423	$185,176
Adjusted EBITDA	$54,615	$55,803	$51,749

Production Services Segment Results

The Production Services segment contributed $135.6 million to consolidated revenue for the fourth quarter of 2020, an improvement of 12% from $121.0 million in the fourth quarter of 2019. Segment Adjusted EBITDA, a non-GAAP measure, was $38.7 million for the fourth quarter of 2020. Adjusted EBITDA margins were substantially flat on a sequential quarter basis and down slightly year-over-year due to product mix. The Production Services segment posted the following results for the periods presented.

(in thousands)	Quarter ended December 31, 2020	Quarter ended September 30, 2020	Quarter ended December 31, 2019
Revenue	$135,605	$148,292	$121,023
Operating income	$11,502	$21,425	$14,610
Adjusted EBITDA	$38,705	$42,891	$40,434

Drilling and Evaluation Services Segment Results

The Drilling and Evaluation (“D&E”) Services segment contributed $77.6 million to consolidated revenue, a one-quarter record, for the fourth quarter of 2020. D&E segment revenue increased 11% as compared to the sequential quarter and 21% as compared to the prior year quarter. Segment Adjusted EBITDA, a non-GAAP measure, totaled $19.6 million in the fourth quarter of 2020, growing 19% as compared to $16.5 million in the third quarter of 2020 and 44% as compared to $13.6 million in the fourth quarter of 2019. Adjusted EBITDA Margins improved on both a sequential quarter and year-over-year basis from 24% and 21%, respectively, to 25%, on the strength of revenue growth.

The D&E Services segment posted the following results for the periods presented.

(in thousands)	Quarter ended December 31, 2020	Quarter ended September 30, 2020	Quarter ended December 31, 2019
Revenue	$77,570	$70,131	$64,153
Operating income	$8,812	$7,377	$4,956
Adjusted EBITDA	$19,588	$16,492	$13,645

Offsetting both the Production Services segment and D&E Services segment results were certain corporate costs, which are not allocated to segment operations.

Balance Sheet

Cash and cash equivalents are $75.0 million as of December 31, 2020, compared to $73.2 million as of December 31, 2019.

Total debt as of December 31, 2020 is $398.5 million with $89.9 million of such debt classified as short-term. Working capital totaled $160.0 million as of December 31, 2020. Free cash flow, a non-GAAP measure, for the fourth quarter of 2020 is $33.3 million, improving by $24.6 million as compared to the third quarter of 2020 and $7.3 million as compared to the fourth quarter of 2019. Net Debt, which is the sum of our recorded Current installments of long-term debt, Short-term borrowings, and Long-term debt less Cash and cash equivalents, totaled $323.5 million as of December 31, 2020 as compared to $349.4 million as of September 30, 2020 and $310.3 million as of December 31, 2019. Net Debt has decreased quarter-over-quarter due to improved free cash flows and debt payments. Year-over-year, Net Debt has increased to fund the SAPESCO acquisition and working capital growth. A reconciliation of the comparable GAAP measures to Net Debt is provided in Table 6 below, entitled “Reconciliation to Net Debt.”

Conference Call Information

NESR will host a conference call on Wednesday, February 24, 2021, to discuss fourth quarter financial results. The call will begin at 8:00 AM Eastern Time.

Investors, analysts and members of the media interested in listening to the conference call are encouraged to participate by dialing in to the U.S. toll-free line at 1-877-407-0312 or the international line at 1-201-389-0899. A live, listen-only webcast will also be available under the “Investors” section of the Company’s website at www.nesr.com. A replay of the conference call will be available after the event under the “Investors” section of the Company’s website.

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 5,000 employees, representing more than 60 nationalities in over 15 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Hydraulic Fracturing, Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Drilling Fluids and Rig Services.

Forward-Looking Statements

This communication contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this communication that are not statements of historical fact, including statements regarding the impact of the COVID-19 pandemic and the Company’s response to COVID-19, may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this communication may include, without limitation, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, the Company’s future financial performance, expansion plans and opportunities, completion and integration of acquisitions including the closed SAPESCO acquisition, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: changing commodity prices, market volatility and other market trends that affect our customers’ demand for our services; disruptions to economic and market conditions caused by the coronavirus (COVID-19) and other public health crises and threats; [the level of capital spending and access to capital markets by oil and gas companies;] political, market, financial and regulatory risks, including those related to the geographic concentration of our customers; our operations, including maintenance, upgrades and refurbishment of our assets, may require significant capital expenditures, which may or may not be available to us; operating hazards inherent in our industry and the ability to secure sufficient indemnities and insurance; our ability to successfully integrate acquisitions; [the impact of industry consolidation on our results]; competition, including for capital and technological advances; and other risks and uncertainties set forth in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”).

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this communication to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

The preliminary financial results for the Company’s fourth quarter ended December 31, 2020 included in this press release represent the most current information available to management. The Company’s actual results when disclosed in its Periodic Report on Form 6-K for the quarter ended December 31, 2020 may differ from these preliminary results as a result of the completion of the Company’s financial statement closing procedures, final adjustments, completion of the independent registered public accounting firm’s review procedures, and other developments that may arise between now and the disclosure of the final results.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	December 31, 2020	December 31, 2019

Assets
Current assets
Cash and cash equivalents	$75,017	$73,201
Accounts receivable, net	117,303	98,799
Unbilled revenue	158,457	76,347
Service inventories, net	94,263	78,841
Prepaid assets	11,320	9,590
Retention withholdings	36,773	40,970
Other receivables	19,094	14,019
Other current assets	4,025	11,442
Total current assets	516,252	403,209
Non-current assets
Property, plant and equipment, net	434,374	419,307
Intangible assets, net	110,376	122,714
Goodwill	619,778	574,764
Other assets	2,797	2,370
Total assets	$1,683,577	$1,522,364

Liabilities and equity
Liabilities
Accounts payable	141,021	65,704
Accrued expenses	73,627	69,137
Current installments of long-term debt	47,500	15,000
Short-term borrowings	42,360	37,963
Income taxes payable	9,539	7,542
Other taxes payable	11,289	7,189
Other current liabilities	30,926	25,601
Total current liabilities	356,262	228,136

Long-term debt	308,614	330,564
Deferred tax liabilities	21,600	26,217
Employee benefit liabilities	21,515	16,745
Other liabilities	31,168	34,230
Total liabilities	739,159	635,892

Commitments and contingencies	-	-

Equity
Preferred shares, no par value; unlimited shares authorized; none issued and outstanding at December 31, 2020 and December 31, 2019, respectively	-	-
Common stock and additional paid in capital, no par value; unlimited shares authorized; 87,777,553 and 87,187,289 shares issued and outstanding at December 31, 2020 and December 31, 2019, respectively	826,614	818,782
Retained earnings	117,748	67,661
Accumulated other comprehensive income	64	29
Total shareholders’ equity	944,426	886,472
Non-controlling interests	(8)	-
Total equity	944,418	886,472
Total liabilities and equity	$1,683,577	$1,522,364

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except share data and per share amounts)

	Quarter ended		Year-to-date period ended
Description	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019

Revenues	$213,175	$185,176	$834,146	$658,385
Cost of services	(178,154)	(154,083)	(678,720)	(506,799)
Gross profit	35,021	31,093	155,426	151,586
Selling, general and administrative expenses	(18,887)	(17,248)	(72,077)	(63,840)
Amortization	(3,962)	(3,896)	(15,817)	(15,932)
Operating income	12,172	9,949	67,532	71,814
Interest expense, net	(3,411)	(4,280)	(15,879)	(18,971)
Other income / (expense), net	9,522	221	9,139	(408)
Income before income tax	18,283	5,890	60,792	52,435
Income tax expense	(1,765)	(2,166)	(10,705)	(13,071)
Net income	16,518	3,724	50,087	39,364
Net income / (loss) attributable to non-controlling interests	-	-	-	-
Net income attributable to shareholders	$16,518	$3,724	$50,087	$39,364

Weighted average shares outstanding:
Basic	90,017,834	87,168,937	88,845,618	86,997,554
Diluted	90,162,873	87,168,937	88,990,657	86,997,554

Net earnings per share:
Basic	$0.18	$0.04	$0.56	$0.45
Diluted	$0.18	$0.04	$0.56	$0.45

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

	Year-to date period ended		Quarter ended
	December 31, 2020	December 31, 2019	December 31, 2019

Cash flows from operating activities:
Net income	$50,087	$39,364	$16,518
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	120,778	88,111	28,995
Shares issued for transaction costs	-	-	-
Share-based compensation expense	7,832	5,654	1,990
Loss (Gain) on disposal of assets	1,946	(1,659)	1,258
Non-cash interest expense	(271)	1,884	(153)
Deferred tax expense (benefit)	(4,617)	(3,935)	(1,285)
Allowance for doubtful receivables	188	1,771	285
Provision for obsolete service inventories	1,071	622	250
Equity stock-earn outs	(9,619)	-	(9,619)
Other operating activities, net	579	90	763
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(2,565)	(39,176)	10,658
(Increase) decrease in Unbilled revenue	(74,455)	19,171	(950)
(Increase) decrease in Retention withholdings	6,367	(18,960)	(7,514)
(Increase) in inventories	(12,535)	(21,312)	(1,780)
(Increase) in prepaid expenses	(1,051)	(2,573)	(3,053)
(Increase) decrease in other current assets	(438)	374	(2,662)
(Increase) decrease in other long-term assets and liabilities	(5,933)	8,623	(187)
Increase in accounts payable and accrued expenses	55,323	19,438	14,353
Increase (decrease) in other current liabilities	2,639	(8,396)	1,405
Net cash provided by operating activities	135,326	89,091	49,272

Cash flows from investing activities:
Capital expenditures	(91,430)	(107,938)	(15,982)
Proceeds from disposal of assets	(1,363)	1,625	(2,853)
Proceeds from the Company’s Trust account	-	-	-
Acquisition of business, net of cash acquired	(13,218)	-	(1,958)
Other investing activities	(574)	(1,025)	54
Net cash used in investing activities	(106,585)	(107,338)	(20,739)

Cash flows from financing activities:
Proceeds from long-term debt	15,000	365,000	-
Repayments of long-term debt	(25,972)	(285,048)	(7,500)
Proceeds from short-term borrowings	33,753	49,305	18,825
Repayments of short-term borrowings	(27,433)	(56,965)	(11,604)
Payments on capital leases	(19,581)	-	(3,902)
Payments on seller-provided financing for capital expenditures	(2,727)	-	178
Proceeds from issuance of shares	-	-	-
Redemption of ordinary shares	-	-	-
Payment of deferred underwriting fees	-	-	-
Dividend paid	-	-	-
Other financing activities, net	-	(5,717)	-
Net cash provided by (used in) financing activities	(26,960)	66,575	(4,003)

Effect of exchange rate changes on cash	35	(19)	-
Net increase (decrease) in cash	1,816	48,309	24,530
Cash and cash equivalents, beginning of period	73,201	24,892	50,487
Cash and cash equivalents, end of period	$75,017	$73,201	$75,017

Supplemental disclosure of cash flow information:
Interest paid	12,667	17,290	2,515
Income taxes paid	15,641	19,192	2,999

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(Unaudited)

(In US$ thousands except per share amounts)

The Company uses and presents certain key non-GAAP financial measures to evaluate its business and trends, measure performance, prepare financial projections and make strategic decisions. Included in this release are discussions of earnings before interest, income tax and depreciation and amortization adjusted for certain non-recurring and non-core expenses (“Adjusted EBITDA”), net income and diluted earnings per share (“EPS”) adjusted for certain non-recurring and non-core expenses (“Adjusted Net Income” and “Adjusted Diluted EPS,” respectively), as well as a reconciliation of these non-GAAP measures to operating income, net income, and diluted EPS, respectively, in accordance with GAAP. The Company also discusses the non-GAAP balance sheet measure of the sum of our recorded current installments of long-term debt, short-term borrowings, and long-term debt less cash and cash equivalents (“Net Debt”) in this release and provides a reconciliation to the GAAP measures of cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt to Net Debt.

The Company believes that the presentation of Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS provides useful information to investors in assessing its financial performance and results of operations as the Company’s board of directors, management and investors use Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS to compare the Company’s operating performance on a consistent basis across periods by removing the effects of changes in capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization), items that do not impact the ongoing operations (transaction, integration, and startup costs) and items outside the control of its management team. Similarly, Net Debt is used by management as a liquidity measure used to illustrate the Company’s debt level absent variability in cash and cash equivalents, and the Company believes that the presentation of Net Debt provides useful information to investors in assessing its financial leverage. Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS should not be considered as an alternative to operating income, net income, or diluted EPS, respectively, the most directly comparable GAAP financial measures. Net Debt also should not be considered as an alternative to GAAP measures of cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt. Finally, Free Cash Flow is used by management as a liquidity measure to illustrate the Company’s ability to produce cash that is available to be distributed in a discretionary manner, after excluding investments in capital assets. Free Cash Flow should not be considered as an alternative to Net cash provided by (used in) operations or Net cash provided by (used in) investing activities, respectively, the most directly comparable GAAP financial measures. Non-GAAP financial measures have important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measure. You should not consider non-GAAP measures in isolation or as a substitute for an analysis of the Company’s results as reported under GAAP.

Information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments is focused on the timing of when the services are performed during a well’s lifecycle. Production Services are services performed during the production stage of a well’s lifecycle. Drilling and Evaluation Services are services performed during the pre-production stages of a well’s lifecycle. The Company believes that the presentation of Segment EBITDA provides useful information to investors in assessing its financial performance and results of operations.

Table 1 - Reconciliation of Net Income and Diluted EPS to Adjusted Net Income and Adjusted Diluted EPS

	Quarter ended December 31, 2020		Quarter ended September 30, 2020		Quarter ended December 31, 2019
	Net Income	Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS

Net Income	$16,518	$0.18	$11,666	$0.13	$3,724	$0.04
Add Charges and Credits:
Transaction and other costs	1,936	0.02	2,499	0.03	15,224	0.17
Total Charges and Credits(1)	1,936	0.20	2,499	0.03	15,224	0.17
Total Adjusted Net Income	$18,454	$0.20	$14,165	$0.16	$18,948	$0.21

(1)	In the fourth quarter of 2020, Total Charges and Credits included $1.9 million mainly related to integration costs associated with the acquisition of SAPESCO in Egypt and restructuring activities. In the third quarter of 2020, Total Charges and Credits included $2.5 million mainly related to nonrecurring transaction and integration costs associated with the acquisition of SAPESCO in Egypt. Similarly, in the fourth quarter of 2019, Total Charges and Credits included $15.2 million mainly related to integration and restructuring costs, higher startup and qualifying costs in conjunction with new contracts, specifically the unconventional stimulation services contract setup in Saudi Arabia, and other discrete provisions that included non-cash actuarial adjustments and tax reserve charges.

Table 2 - Reconciliation of Net Income to Adjusted EBITDA

	Quarter ended December 31, 2020	Quarter ended September 30, 2020	Quarter ended December 31, 2019

Net Income	$16,518	$11,666	$3,724
Add:
Income Taxes	1,765	3,565	2,166
Interest Expense, net	3,411	3,793	4,280
Depreciation and Amortization	30,985	34,280	29,980
Charges and Credits impacting Adjusted EBITDA(2)	1,936	2,499	11,599
Total Adjusted EBITDA	$54,615	$55,803	$51,749

(2)	Charges and Credits impacting Adjusted EBITDA are described in Table 1 above.

Table 3 - Reconciliation of Segment EBITDA to Adjusted EBITDA

	Quarter ended December 31, 2020			Quarter ended September 30, 2020			Quarter ended December 31, 2019
	EBITDA	Charges and Credits impacting Adjusted EBITDA	Adjusted EBITDA	EBITDA	Charges and Credits impacting Adjusted EBITDA	Adjusted EBITDA	EBITDA	Charges and Credits impacting Adjusted EBITDA	Adjusted EBITDA
Production Services	$37,555	$1,150	$38,705	$41,705	$1,186	$42,891	$32,832	$7,602	$40,434
Drilling & Evaluation	19,363	225	19,588	15,538	954	16,492	12,093	1,552	13,645
Unallocated	(4,239)	561	(3,678)	(3,939)	359	(3,580)	(2,445)	2,445	(2,330)
Total	$52,679	$1,936	$54,615	$53,304	$2,499	$55,803	$40,150	$11,599	$51,749

Table 4 - Reconciliation of Segment EBITDA to Segment Operating Income

	Quarter ended December 31, 2020	Quarter ended September 30, 2020	Quarter ended December 31, 2019
Production Services:
Segment EBITDA	$37,555	$41,705	$32,832
Depreciation and amort.	(19,736)	(20,222)	(19,290)
Other (income)/expense, net	(6,317)	(58)	1,068
Segment Operating Income	11,502	21,425	14,610
Drilling and Evaluation Services:
Segment EBITDA	19,363	15,538	12,093
Depreciation and amort.	(7,477)	(8,153)	(6,313)
Other (income)/expense, net	(3,074)	(8)	(824)
Segment Operating Income	8,812	7,377	4,956
Unallocated:
Segment EBITDA	(4,239)	(3,939)	(4,775)
Share-based compensation	(1,990)	(2,082)	(1,597)
Depreciation and amort.	(1,782)	(3,823)	(2,780)
Other (income)/expense, net	(131)	29	(465)
Unallocated Operating Income	(8,142)	(9,815)	(9,617)
Total Operating Income	$12,172	$18,987	$9,949

Table 5 - Reconciliation of Net cash provided by (used in) operating activities to Free Cash Flow

	Quarter Ended
	December 31, 2020	September 30, 2020	December 31, 2019

Net cash provided by (used in) operating activities	$49,272	$33,455	$43,801
Less:
Capital expenditures	(15,982)	(24,787)	(17,774)
Free cash flow	$33,290	$8,668	$26,027

Table 6 - Reconciliation to Net Debt

	December 31, 2020	September 30, 2020	December 31, 2019

Current installments of long-term debt	$47,500	$43,750	$15,000
Short-term borrowings	42,360	36,392	37,963
Long-term debt	308,614	319,738	330,564
Less:
Cash and cash equivalents	75,017	50,487	73,201
Net Debt	$323,457	$349,393	$310,326

For inquiries regarding NESR, please contact:

Christopher L. Boone

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com